SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
58th OGM

		F		C
Item	Item	For	%	Against	%	Abstain	%
	1. Deliberate on the Administration's accounts, examine, discuss and
	vote on the Administration Report and the Complete Financial
1	Statements of the Company for the financial year ending as of December	55,373,467	70.56%	-	0.00%	23,103,418	29.44%
	31, 2017.
		-		-	0.00%	-	0.00%

	Item	For	%	Against	%	Abstain	%
	2. Deliberate on the management proposal of the Company for
2	destination of the results related to the financial year, ending as of	69,859,975	89.02%	5,350,632	6.82%	3,266,278	4.16%
	December 31, 2017;
		-		-		-

	Item	For	%	Against	%	Abstain	%
	3. To elect a member of the Company's Board of Directors, with a
	mandate until the next Annual General Meeting, to be appointed by the
	Controlling Shareholder to assume the vacancy of a former director by
3	the latter and who resigned the position; (In this item, only common	77,435,685	98.67%	-	0.00%	1,041,200	1.33%
	shareholders are entitled to vote)
	MAURO GENTILE RODRIGUES CUNHA
		-		-	0.00%	-	0.00%

	Item	For	%	Against	%	Abstain	%
	4. To elect a member of the Company's Board of Directors to be
	appointed by the Controlling Shareholder due to the creation of a new
	vacancy on the Board of Directors as resolved at the 168th Extraordinary
4	General Meeting of Eletrobras, held on November 30, 2017, for a term of	75,210,607	95.84%	-	0.00%	3,266,278	4.16%
	office until next Annual General Meeting; (In this item, only common
	shareholders are entitled to vote)
	MANOEL ARLINDO ZARONI TORRES
		-		-	0.00%	-	0.00%

	Item	For	%	Against	%	Abstain	%
	5. To elect a member of the Board of Directors of the Company, by the
	holders of preferred shares, in a separate vote, provided that the
	statutory requirements are met, for a mandate until the date of the next
5	Annual General Meeting; (In this item, only the Preferred shareholders	76,069,654	98.92%	-	0.00%	831,465	1.08%
	are entitled to vote)
	ELVIRA BARACUHY CAVALCANTI PRESTA
		-		-		-

	Item	For	%	Against	%	Abstain	%
	6. To approve the designation of Mr. José Guimarães Monforte, according
6	to Management Proposal, among the members of the Board of Directors	66,722,573	85.02%	8,488,034	10.82%	3,266,278	4.16%
	of the Company, for holding the Presidency of the Board of Directors;
		-	0.00%	-	0.00%	-	0.00%

	Item	For	%	Against	%	Abstain	%
	Council and of the Audit and Risk Committee of the Company for the
	period from April 2018 to March 2019, according to Management's
	Proposal, as follows:
	Global Value for Directors (Directors and Board Members): R$
	17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred
7	and ninety-three reais and fifty-seven cents)	35,128,077	44.76%	40,082,530	51.08%	3,266,278	4.16%
	Global Value for the Fiscal Council: R$ 573,172.85 (five hundred seventy-
	three thousand, one hundred and seventy-two reais and eighty-five
	cents)
	Global Value for the Audit Committee R$ 2,627,042.41 (two million, six
	hundred and twenty-seven thousand, forty-two reais and forty-one cents)
		-	0.00%	-	0.00%	-	0.00%

	Item	For	%	Against	%	Abstain	%
	10. Elect an alternate member to the Company's Fiscal Council, by the
	preferred shareholders, in a separate vote, for a term up to the date of	75,391,268	98.04%	-	0.00%	1,509,851	1.96%
10	the next Annual General Meeting;
	CHARLES RENÉ LEBARBENCHON
		-	0.00%	-	0.00%	-	0.00%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.